

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 5, 2008

Bill Burbank, Chief Executive Officer and President
China Voice Holding Corp.
327 Plaza Real, Suite 319
Boca Raton, FL 33432

      Re: **China Voice Holding Corp.**
              Registration Statement on Form 10-12G/A
              Filed November 26, 2008
              File No. 000-53366

Dear Mr. Burbank:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 1

Company Overview, page 1

1.   We note your revised disclosure on page six providing a breakdown of revenues by segment and country. However, we still believe you should revise your Overview on page one to clearly disclose at the beginning of this section that substantially all of your revenues have been generated by your U.S. operations to date and that Chinese operations have only generated nominal revenues. Additionally, you should clearly disclose here that your calling card distribution business generates the substantial majority of your revenues.

Foreign Companies, page 3

2.   We note your response to comment two in our letter dated November 14, 2008. However, you have not explained to us why you do not believe you are required to file the material agreements, other than the Technology Agreement which appears to be filed, establishing your control of Candidsoft as exhibits to your registration statement. Please provide this explanation in your response letter or file the agreements as exhibits.

3.   We note your statement in footnote (1) to the organizational chart that Mr. Chun Li Xing retained ownership of record in Candidsoft. We also note in paragraph 1 of footnote (1) that you are holding 100% of the stock certificates of Candidsoft endorsed in blank. Based on this disclosure, it appears that you do not own an equity interest in Candidsoft. Please clearly disclose that neither you nor Voium Technologies own any record equity interest in Candidsoft, but instead you control and derive benefits from Candidsoft only through contractual arrangements. Also include risk factor disclosure regarding the Chinese regulations that require this operating structure and highlighting the risks, challenges, and uncertainties related to this operating structure.

Products and Services, page 4

Telecommunications Services, page 5

4.   We note your response to comment three in our letter dated November 14, 2008. Although your revised disclosure describes the Network Operations Center, the nature and scope of your network is still unclear to us. Please provide more detailed disclosure about the nature and scope of your network and explain how the network enables you to provide and sell the VoIP wholesale termination services of this segment.

Customers and Certain Contracts, page 9

5.   Please disclose the amount of revenues you have generated in recent periods, as a percentage of your total revenues, from the listed Chinese government customers in the aggregate.

6.   Please add risk factor disclosure regarding the fact that most of your government contracts in China are cancelable by the government customers. Also clarify whether or not your agreement with China Netcom is cancelable by China Netcom.

Future Prospective Operations, page 11

7.   Please disclose, as you do on page eight and nine, that you do not expect to commit resources to your Essential Software Security and WRIO technologies until the second half of 2009.

Item 1A. Risk Factors, page 12

Termination of relationships with key suppliers . . ., page 15

8.   Please expand this risk factor to discuss the term and termination provisions of the Prepaid Power Distribution contract. Additionally, since Prepaid Power Distribution accounted for 37% of total revenues in fiscal 2008, please explain to us why you disclose in Note 11 to your financial statements that you did not have any customers that accounted for greater than ten percent of your revenues. Finally, we note that you have not included the exhibits to your agreement with Prepaid Power Distribution as filed as Exhibit 10.6 to the registration statement. Please re-file this agreement with all exhibits and other attachments.

Item 2. Financial Information, page 24

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Comparisons by Period, page 26

Years Ended June 30, 2008 and 2007, page 28
Quarters Ended September 30, 2008 and 2007, page 28

9.   Please provide more detailed disclosure about the specific drivers of revenue growth during the past year and most recent quarter in your calling card distribution segment, your telecommunications service segment, and your advanced hardware distribution segment. Identify and quantify the material factors, such as increases in volume and/or pricing of products or services sold, introduction of new products or services, entrance into new markets, establishment of new distribution channels, or otherwise, that contributed to such growth.

Liquidity and Cash Resources, page 28

10.   Please discuss in more detail the assumptions underlying your projections for increased sales and operating profits in the business segments identified on page 29. Also explain the specific reasons why you believe it is reasonable to make such assumptions.

11.   We note that the company projects it will need to raise an additional $600,000 to continue operating at current levels. Please disclose when you believe you will need to raise this money in order to continue operating. Also discuss the status of your efforts to raise this financing.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 38

Related Party Notes, page 39

12.   Disclose, or cross-reference your Item 10 disclosure of, the issuances of shares to your CEO pursuant to an earn-out agreement at various times in the last two years and interim period.

Preferred Stock, page 39

13.   We note from your interim financial statements that you paid $454,000 to an affiliated entity on September 30, 2008 to redeem preferred stock. Please disclose this payment or explain to us why disclosure is not required pursuant to Regulation S-K Item 404(d).

Report of Independent Registered Public Accounting Firm, page F-1

14.   We note your response to comment 23 in our letter dated November 14, 2008. Based on your response, it appears that the majority of your assets, including your corporate office, and revenues are in the United States. Therefore, it appears to us that you should revise the filing to have an auditor licensed in the United States to re-audit your financial statements.

Note 1. Revenue Recognition, page F-17

15.   We note your response to prior comments 26 and 27. You state that you are "responsible for the fulfillment" in the arrangement. Please:

- Tell us what you mean by this statement.
- Tell us who is obligated to provide the actual telecommunications services underlying the calling cards.
- Also, tell us whether you have any further obligations, including the right of return, related to prepaid calling cards and prepaid cellular products after the title is passed at the time of shipment or delivery. If so, tell us the nature of your obligations.

Consolidated Balance Sheets, page F-40

16.   Please revise to delete the debit minority interest balance under paragraph 15 of ARB 51.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dean Suehiro, Staff Accountant, at (202) 551-3384, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Ronald L. Brown
        Andrews Kurth LLP
        Via facsimile: (214) 659-4819